SEC
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Section

MAR 12 2019

Washington DC
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SECU[illegible]

19010352

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SEC FILE NUMBER
8-48726

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFG Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Blair Hill Lane, 4th Floor
(No. and Street)

Baltimore, (City) MD (State) 21209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed McCabe (732) 713-5023
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York, (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Kevin P. Rast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Capital Markets, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JADE GREER
Notary Public-Maryland
Baltimore County
My Commission Expires
January 06, 2021

Signature

Executive Managing Director - CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

CFG CAPITAL MARKETS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FUNDING GROUP, INC.)

DECEMBER 31, 2018

With Reports of Independent Registered Public Accounting Firm Thereon

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

Index

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CFG Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFG Capital Markets, LLC (A Wholly-Owned Subsidiary of Capital Funding Group, Inc.) as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CFG Capital Markets, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CFG Capital Markets, LLC's management. Our responsibility is to express an opinion on CFG Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CFG Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of CFG Capital Markets, LLC's financial statements. The supplemental information is the responsibility of CFG Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as CFG Capital Markets, LLC's auditor since 2014.
New York, New York
March 8, 2019

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

Statement of Financial Condition

December 31, 2018

ASSETS	
Cash	$ 152,304
Deposits with clearing organization	250,000
Due from related parties	2,377,914
Notes receivable	184,895
Trading securities owned, at fair value	2,873,157
Furniture and fixtures, net	7,828
Intangible assets	92,800
Goodwill	8,015
Other assets	14,096
TOTAL ASSETS	$ 5,961,009

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 125,227
Due to broker	373,972
Securities sold not yet purchased, at fair value	1,504,760
TOTAL LIABILITIES	2,003,959
Commitment and Contingency (Note 9)	
MEMBER'S EQUITY	3,957,050
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,961,009

See accompanying notes to financial statements

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

Statement of Operations

For the Year ended December 31, 2018

REVENUES	
Net trading income	$ 738,983
Advisory fee income from loan sales	1,933,563
Placement fee income	677,441
Other income	52,293
Total Revenues	3,402,280
EXPENSES	
Salaries and commissions	2,030,737
Other employee benefits	188,515
Trading and clearing fees	365,746
Information systems	429,225
Office administration	165,276
Travel and entertainment	70,159
Consulting	62,700
Professional fees	76,460
Regulatory and compliance	37,798
Other expenses	191,267
Total Expenses	3,617,883
NET LOSS	$ (215,603)

See accompanying notes to financial statements

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

Statement of Changes in Member's Equity

For the Year ended December 31, 2018

Balance, January 1, 2018	$	4,306,040
Distributions		(133,387)
Net loss		(215,603)
Balance, December 31, 2018	$	3,957,050

See accompanying notes to financial statements

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

Statement of Cash Flows

For the Year ended December 31, 2018

Operating activities:		
Net loss	$	(215,603)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		6,494
Loss on disposal of fixed asset		1,336
Changes in assets and liabilities		
Due from related parties		(41,842)
Trading securities owned, at fair value		3,635,874
Other assets		5,449
Securities sold not yet purchased, at fair value		(1,308,087)
Due to broker		(1,331,159)
Accounts payable and accrued expenses		(577,601)
Net cash provided by operating activities		174,861
Net cash provided by investing activities, repayments on notes receivable		(0)
Net cash used in financing activities, distributions		(133,387)
Net increase in cash		41,474
Cash, beginning of year		110,830
Cash, end of year	$	152,304

See accompanying notes to financial statements

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CFG Capital Markets, LLC (the Company) was formed under the laws of the State of Maryland on October 29, 1997, under the name Havenwood Capital Markets, LLC (Havenwood) for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). On August 26, 2011, the members of Havenwood sold 100% of their membership interests to Capital Funding Group, Inc. ("CFG" or the Parent). Subsequent to the assignment of membership interests, CFG, as the sole member, elected to change the name of the Company to CFG Capital Markets, LLC. The Company's operating agreement provides that the existence of the Company is perpetual.

The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services including principal and agency transactions and investment banking activities.

Since the Company is a limited liability company, the Parent, as the sole member of the Company, is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Parent has signed a specific guarantee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, using the modified retrospective method (i.e. applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings. Under Topic 606 revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's revenues with its customers as the Company's principal sources of revenue (trading income, advisory fee income, placement fee income and commissions) have always been recognized when the transaction is completed and the performance obligation is satisfied.

Advisory fee income is recognized when loan sale to third parties is complete and the funding has occurred. The Company does not receive any retainers or progress payment on this revenue and the revenues earned are calculated at .375% of the funding commitment.

Placement fee income is recognized at the point in time that the performance obligation under the arrangement is completed, which is typically the closing date of the transaction. Fees are earned and calculated using the terms in the individual contracts with customers on the transaction completion date.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Net Trading Income

Net trading income is recognized on a trade date basis for securities that have been sold from the Company's holdings. Securities held are marked to market price at the valuation date and unrealized gain or loss is included in the statement of operations under the caption net trading income.

Trading Securities owned, at fair value

Trading Securities owned, which consists of corporate bonds, municipal securities and U.S. government treasury securities, are valued at market with unrealized gains and losses reflected in the statement of operations.

Securities Sold not yet Purchased, at fair value

Securities sold not yet purchased represent obligations of the Company to deliver securities at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices which may exceed the amount reflected on the statement of financial condition.

Income Taxes

As of January 1, 2013, the Company elected to be a Qualified Subchapter S Subsidiary (QSSS) of Capital Funding Group, Inc., the sole owner of the Company. As a QSSS, all items of taxable income, deductions and tax credits are passed through to and are reported by the owners of CFG on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

For the year ended December 31, 2018, the Company did not incur any interest and penalties from taxing authorities for returns filed in prior years. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation, computed using the straight-line method. Furniture and fixtures are depreciated over their useful lives, which generally range from 3 to 10 years.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets acquired in a business combination. Goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the reporting unit's fair value is less than its carrying amount. If it is more likely than not that the reporting unit's fair value is less than its carrying amount, a two-step goodwill impairment test is performed. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

Intangible Assets

The Company's only intangible asset is the brokerage license acquired in the acquisition. The Company has determined this license to be an indefinite lived intangible asset not subject to amortization. Indefinite lived intangible assets are tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not that (greater than 50% likelihood) the intangible asset is impaired. If it is more likely than not that the intangible asset is impaired, the fair value of the intangible asset is determined and compared to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs is used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

New Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases.* The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-to-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company has determined that it does not have any leases which would be

subject to ASU 2016-02 and therefore does not expect implementation of ASU 2016-02 will have any impact on its financial statements and related disclosures or on net capital.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps its cash with major banks and/or its clearing broker. Cash in bank accounts is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in bank accounts in excess of the insured limits. Cash held at the clearing broker is not insured by the FDIC, but is subject to coverage by the Securities Investor Protection Corporation (SIPC).

During 2018, two clients represented 67% of the Company's total revenues. As of December 31, 2018, the Company has a receivable from a related party representing 59% of 2018 revenues.

NOTE 4 – DEPOSITS WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with another broker-dealer. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000. As of December 31, 2018, the balance in the clearing account is $250,000 and is included as deposits with clearing organization on the statement of financial condition.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

The assignment of membership interests effectuated a business combination that required a valuation of the acquired assets to fair value as of the acquisition date to reflect the purchase price paid in the acquisition. CFG's cost has been pushed down by recording the fair value of the acquired assets on the Company's books. The purchase price allocation at acquisition date resulted in the recording of goodwill of $8,015 and an indefinite lived intangible asset related to the Company's brokerage license in the amount of $92,800.

Based on a qualitative assessment performed as of December 31, 2018, the Company determined it is more likely than not that the reporting unit's fair value is greater than its carrying value and concluded there is no goodwill impairment.

NOTE 6 – DUE TO BROKER

The Company clears its proprietary transactions as well as all customer transactions through another broker-dealer on a fully disclosed basis. All money balances and long and short security positions are carried on the books of the clearing broker.

NOTE 7 - OTHER INVESTMENTS

The Company records its investments in a certain limited partnership under the cost method because the units are not readily marketable nor does the Company have sufficient ownership to influence the operations of this entity. Total investments in this limited partnership of $175,000 was written down to $0 as of December 31, 2018.

NOTE 8 – FURNITURE AND FIXTURES

Depreciation expense for the year ended December 31, 2018, was $6,494. The balances of furniture and fixtures by class as of year end are as follows:

	Estimated useful lives	
Furniture and fixtures	3 to 10 years	$ 32,472
Accumulated depreciation		(24,644)
		$ 7,828

NOTE 9 – COMMITMENT AND CONTINGENCY

Commitment

The Company had entered into a lease agreement for office space subject to an escalation clause. The lease agreement was terminated and expired on May 31, 2018. For the year ended December 31, 2018, total rent expense was $32,767.

Contingency

In the ordinary course of business the Company is subject to routine regulatory exams. Currently the Company has a pending FINRA exam where the Company is negotiating final settlement. The ultimate final settlement is not expected to have a material effect on the Company's financial position or net capital.

NOTE 10 – RELATED-PARTY TRANSACTIONS

The Company shares office space with CFG and has entered into an expense sharing agreement with respect to overhead expenses, including rent, office equipment, phone, copy services, computer services, and human resource services incurred in maintaining the CFG offices in Baltimore, Maryland. All operating expenses of the Company which are paid for by CFG, to the extent they are not included as liabilities in reports filed with the SEC or FINRA, are recorded on a separate schedule of expenses pursuant to Rule 17a-3(a)(1) and (a)(2) of the SEC 1934 Act. CFG is legally liable to vendors for all of the costs incurred and expenses paid on behalf of the Company. During the year ended December 31, 2018, the Company paid $103,600 of overhead expenses to CFG in accordance with the agreement.

At December 31, 2018, the Company has a receivable from its Parent for $2,377,914, which is reflected in "Due from related parties" in the accompanying statement of financial condition.

The Company has entered into an agreement with CFG for providing advisory services in connection with the sale of CFG's loan originations. During the year ended December 31, 2018, the Company received advisory fees from loan sales in the amount of $1,933,563.

The Company has a line of credit agreement with a related party, whereby the Company will make up to $100,000 available to the related party for working capital purposes. The line of credit provides for interest at the rate of 6.25% per annum. At December 31, 2018 $75,000 was outstanding under this agreement and is included in "Due from related parties" in the accompanying statement of financial condition.

NOTE 11 – OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018, at the market values of the related securities

and will incur a loss if the market value of the securities increases subsequent to December 31, 2018, prior to the Company "closing" its position.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 1500%. At December 31, 2018, the Company had net capital of $911,209, which was $811,209 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was 13.74%.

NOTE 13 - FAIR VALUE

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models.)

U.S. Government Securities, Municipal Bonds, and Corporate Bonds

The fair value of U.S. government securities, municipal bonds, and corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. U.S.

government securities, municipal bonds, and corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities securities measured at fair value as summarized by industry on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Trading securities long				
U.S. government securities	$ -	$ -	$ -	$ -
Municipal bonds	-	2,207,428	-	2,207,428
Corporate bonds	-	665,729	-	665,729
	$ -	$ 2,873,157	$ -	$ 2,873,157
Securities sold not yet purchased				
U.S. government securities	$ -	$ 1,504,760	$ -	$ 1,504,760
Corporate bonds	-	-	-	-
	$ -	$ 1,504,760	$ -	$ 1,504,760

NOTE 14 - SUBSEQUENT EVENTS

Management evaluated the activity of the Company through March 8, 2019, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements, except for as noted below.

The Company's parent, CFG, is considering divesting its ownership in the Company. CFG is exploring several options including selling the Company to the employees, and/or other investors. CFG has agreed to continue funding the Company through March 31, 2020.

SUPPLEMENTAL INFORMATION

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2018

Member's equity	$ 3,957,050
Nonallowable assets:	
Due from related parties	2,377,914
Notes receivable	184,895
Furniture and fixtures, net	7,828
Intangible assets	92,800
Goodwill	8,015
Other assets	14,096
Total deductions	2,685,548
Tentative net capital	1,271,502
Haircuts on investments	360,293
Net Capital	$ 911,209
Aggregate indebtedness	
Total aggregate indebtedness	
Accounts payable and accrued expenses	$ 125,227
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital at 100%	$ 811,209
Excess net capital at 120%	$ 791,209
Ratio of aggregate indebtedness to net capital	13.74%

There are no material differences between the preceding computation of net capital and the Company's corresponding amended unaudited PART II of Form X-17A-5 as of December 31, 2018 filed on January 24, 2019.

See report of independent registered public accounting firm

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

SCHEDULE II OTHER INFORMATION

December 31, 2018

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claimed an exemption from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claimed an exemption from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

See report of independent registered public accounting firm

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CFG Capital Markets, LLC

We have reviewed management's statements, included in the accompanying CFG Capital Markets, LLC Exemption Report, in which (1) CFG Capital Markets, LLC (A Wholly-Owned Subsidiary of Capital Funding Group, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which CFG Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) CFG Capital Markets, LLC stated that CFG Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CFG Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFG Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
March 8, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

CFG CAPITAL MARKETS, LLC
MEMBER FINRA/SIPC

CFG Capital Markets, LLC
Exemption Report

CFG Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CFG Capital Markets, LLC

I, Kevin P. Rast, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kevin P. Rast

Name: Kevin P. Rast
Title: Executive Managing Director/CEO
Date: March 8, 2019